UNITE STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to ______________

Commission file number: 0-19065

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sandy Spring Bancorp Cash and Deferred Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sandy Spring Bancorp, Inc.
17801 Georgia Ave.
Olney, Maryland 20832

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sandy Spring Bancorp Cash and Deferred
Profit Sharing Plan and Trust
(Name of Plan)

By: Sandy Spring Bancorp, Inc.
Plan Sponsor and Administrator

Date: June 23, 2006

Hunter R. Hollar
Hunter R. Hollar, President and
Chief Executive Officer
Sandy Spring Bancorp, Inc.

Item 4. Financial Statements and Exhibits.

(a) Financial Statements:

Financial statements of the Sandy Spring Bancorp Cash and Deferred Profit Sharing Plan for the year ended December 31, 2005, prepared in accordance with the financial reporting requirements of ERISA.

1. Report of Independent Registered Public Accounting Firm
2. Statements of Net Assets Available for Plan Benefits
3. Statement of Changes in Net Assets Available for Plan Benefits
4. Notes to Financial Statements
5. Supplemental Schedule Relating to ERISA and DOL Regulations

(b) Exhibits:

23. Consent of Independent Registered Public Accounting Firm

Sandy Spring Bancorp, Inc. Cash And Deferred Profit Sharing Plan

Financial Report
December 31, 2005

McGladrey & Pullen
Certified Public Accountants

Contents

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants
Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan
Olney, Maryland

We have audited the accompanying statements of net assets available for benefits of Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, and schedule of delinquent participant contributions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relations to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Baltimore, Maryland
June 9, 2006

Sandy Spring Bancorp, Inc. Cash And Deferred Profit Sharing Plan

Statements Of Net Assets Available For Benefits
December 31, 2005 and 2004

	2005	2004
Assets		
Investments	$ 34,426,605	$ 31,505,168
Receivables:		
Employer Contributions	1,562,068	0
Participant Contributions	301,402	0
Accrued Interest	40,175	18,955
	1,903,645	18,955
Total assets	36,330,250	31,524,123
Liabilities		
Excess Contribution Refundable	78,940	0
Net assets available for benefits	$ 36,251,310	$ 31,524,123

See Notes To Financial Statements.

Sandy Spring Bancorp, Inc. Cash And Deferred Profit Sharing Plan

Statement Of Changes In Net Assets Available For Benefits
Year Ended December 31, 2005

Additions to net assets attributed to:		
Investment income:		
Net depreciation in fair value of investments	$	(144,320)
Interest and dividends		1,373,524
Total:		1,229,204
Contributions:		
Participant		2,731,021
Employer		2,352,291
Rollover		235,463
Total:		5,318,775
Other		48
Total additions		6,548,027
Deductions from net assets attributed to:		
Benefits paid to participants		1,705,097
Excess Contributions		78,940
Administrative expenses		36,803
Total deductions		1,820,840
Net increase		4,727,187
Net assets available for benefits:		
Beginning		31,524,123
Ending	$	36,251,310

See Notes To Financial Statements.

Note 1. Plan Description And Significant Accounting Policies

Plan description: The following description of Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Sandy Spring Bancorp and its related companies (the Company) who are age eighteen or older, and are credited with three months of eligibility service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee contributions: Each year, participants may authorize their employer to defer up to 100% of their annual compensation for contribution to the Plan in accordance with procedures established by the plan administrator. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Amounts deferred will not currently be subject to federal or state income taxation until withdrawn from the Plan upon retirement, death or disability or other separation from service. Earnings on such contributions will accumulate income tax deferred until the account is distributed. Participants may also contribute amounts representing qualified rollover distributions from other qualified defined benefit or defined contribution plans.

Employer contributions: The Company contributes a percentage of base compensation that its participating employee defers to the Plan. The employer contribution is discretionary. For the 2005 plan year, employer match was made in accordance with the following formula: less than five years of service – 50% of the first 4% of base compensation, five to nine years of service – 75% of the first 4% of base compensation, ten or more years of service – 100% of the first 4% of base compensation. Each year, the Company, at its discretion, may elect to pay a profit sharing bonus. The amount of the bonus is determined by using a financial modeling system (Stakeholders), derived from the Company's strategic goals. On behalf of each employee of the Company and its related companies, a portion of this bonus is contributed to the Plan as a profit sharing contribution. The contribution is recognized by the Plan as a contribution receivable during the year it was declared. The Company has elected to amend the Plan effective 1/1/2005 to adopt an annualized match (True Up). The True Up is calculated by the TPA, and paid out, to those eligible, at the end of the compliance testing process following the end of the Plan year. For the year ended December 31, 2005, the Company made a discretionary profit sharing contribution of $1,421,886.

Participant accounts: Each participant's account is credited with the participant's contribution and allocations of (a) its employer's contribution and, (b) Plan earnings/losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may self direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers 19 mutual funds and the Company's common stock as investments.

Vesting: Participants are immediately vested in their contributions and profit sharing contributions plus actual earnings thereon. Vesting in the employer's matching contribution portion of their accounts is based on years of continuous service. A participant vests 20% per year after one year of service, and is 100% vested after five years of credited service.

Note 1. Plan Description And Significant Accounting Policies (Continued)

Participant loans: Participants may borrow up to 50% of their fund accounts. Loan requests may not be less than $1,000, and may not exceed $50,000. The loans are secured by the balance in the participant's account and bear an interest rate reasonable at the time the loan is made. Loan interest rates are based on the prime rate at the time of the loan's inception. There is also a $150 loan origination fee, which is taken from the participant's account. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of benefits: Upon termination of service due to termination, retirement or total and permanent disability before retirement, participants are entitled to receive the full vested value of their accounts. Upon the participant's death, the value of a participant's account is paid to the participant's beneficiary. Participant account balances may be paid in a lump sum. If the total value of a participant's vested account balances is $1,000 or less, the plan administrator may require a distribution of the entire account balance in a lump sum. A participant may elect a hardship distribution prior to separation of service provided the participant meets the hardship distribution requirements of the Plan.

Forfeited accounts: At December 31, 2005, forfeited nonvested accounts totaled $39,386.These accounts will be used to reduce future employer contributions. During 2005, forfeitures totaling $36,327 were used to fund employer contributions.

Expenses of the Plan: The Plan's administrative expenses are paid by either the Plan, or the Plan sponsor as provided by the Plan document. Four of the investment vehicle options assess short term redemption fees, which are charged against net appreciation. Those funds are: Calamos Growth Fund A, MFS International New Discovery Fund, Oakmark Equity and Income Fund, and the T. Rowe Price Real Estate Fund.

A summary of the Plan's significant accounting policies follows:

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition: Investments in marketable equity securities are reported at fair value based on quoted market prices. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund, which represents the net asset value of the shares held by the fund at year-end. Money market accounts are stated at cost. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are reported on the ex-dividend date.

Payment of benefits: Benefits are recorded when paid.

Note 2. Investments

The following presents investments at December 31, 2005 and 2004 that represent 5% or more of the Plan's net assets:

	Units/Shares		Balance	
	2005	2004	**2005**	2004
Dodge & Cox Stock Fund	**23,763**	19,619	**$ 3,331,557**	$ 2,554,838
PIMCO Total Return Fund	**155,209**	150,671	**1,629,690***	1,607,663
Money Market Fund	**3,091,912**	2,936,818	**3,091,912**	2,936,818
Newberger & Berman Genesis Trust	**53,355**	43,839	**2,590,409**	1,870,617
Royce Micro-Cap Fund	**143,359**	133,816	**2,279,412**	2,102,245
T. Rowe Price Real Estate Fund	**105,881**	96,932	**2,063,623**	1,735,091
Sandy Spring Bancorp, Inc. common stock	**259,705**	264,218	**9,058,510**	10,127,475

*Amount was less than 5% of plan assets in the year indicated

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($144,320) as follows:

Mutual funds	$738,564
Common Stock	(882,884)
	($144,320)

*Amount was less than 5% of plan assets in the year indicated.

Note 3. Risks and Uncertainties

The Plan invests in equity securities and mutual funds, and participant loans. Such investments are exposed to various risks such as market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment balances and the amounts reported in the financial statements.

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5. Tax Status

By letter dated October 30, 2002, the Internal Revenue Service has determined that the Plan is qualified and the trust established under the Plan is tax-exempt in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operating in compliance with the applicable requirements of the IRC.

Note 6. Related Party Transactions

The Plan allows participants to have salary deferral contributions as well as any employer contributions made during the year invested in the common stock of Sandy Spring Bancorp, Inc. Sandy Spring Bancorp, Inc. is the plan sponsor and, therefore, these transactions qualify as party-in-interest. Participants are not required to make investments in employer securities.

Note 7. Plan Amendment

The following amendments were made during the year ended December 31, 2005:

- The Plan was amended to exclude the employees of West Financial Services, Inc. from participating in the Plan's profit sharing contribution.
- The Plan was amended to eliminate the exclusion of auto allowance from the definition of compensation.
- The Plan was amended to change the employer matching contribution from a per-pay period basis to an annual basis.

Note 8. Trustee And Plan Administration

Trustee: Sandy Spring Bank is the trustee and custodian of the Plan's funds.

Plan administration: The Company is the plan administrator and is responsible for maintaining records on participants, determining eligibility for benefits, and interpreting and administering the provisions of the Plan.

Note 9. Prohibited Transactions

In November 2004, the Company issued a manual paycheck to a terminated employee as part of his severance. At the time there was a mathematical error in the calculation which resulted in the employee deferral and matching contributions being shorted. The Company detected the error and submitted the contributions in January 2005.

Note 10. Subsequent Events

The Plan has been amended, effective January 1, 2006, to change the profit sharing deferral feature to a discretionary cash bonus based on the Stakeholders model in place at the time. In addition, the Plan was also amended to become a Safe Harbor Plan, and adopt the standard Safe Harbor match (100% of the first 3% and 50% of the next 2%), which also eliminates the vesting requirements on the employer match.

Effective January 1, 2006, any future employer matching contributions will also be 100% vested immediately.

Note 11. Operational Failures Corrections

During the years ended December 31, 1998 through December 31, 2001, the Plan had various operational failures related to contributions in excess of the IRC limitations. The Plan had entered the Voluntary Correction Program with the Internal Revenue Service (IRS) and in May 2006, reached a compliance agreement with the IRS. Under the agreement with the IRS, the Plan will make distributions to certain participants. These distributions will include the excess contributions plus earnings. The amounts due have been recorded as excess contributions refundable on the statements of net assets available for benefits and excess contributions under deductions on the statement of changes in net assets available for benefits. Additionally, to correct one of these errors, the Plan Sponsor will make additional contributions to certain non highly compensated participants. These amounts have been recorded as employer contributions receivable on the statements of net assets available for benefits and as employer contributions under additions on the statement of changes in net assets available for benefits. Both the excess contributions and refund amounts are recorded exclusive of the earnings which are still being determined.

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan
Schedule of Delinquent Participant Contributions
Form 5500 – Schedule H, Line 4a
Year Ended December 31, 2005

Employer Identification Number: 54-1708481
Plan Number: 002

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-In-Interest	© Description of Transaction	(d) Cost of Asset	(e) Fair Value of Asset	(f) Net Gain or Loss on Transaction
Sandy Spring Bancorp, Inc.*	Plan Sponsor	Delinquent 2004 Contributions**	$214	$214	N/A

*Represents party in interest
**Participant contributions were remitted In January 2005.

Sandy Spring Bancorp, Inc. Cash And Deferred Profit Sharing Plan

Schedule Of Assets (Held At End Of Year)
Form 5500, Schedule H, Item 4i
December 31, 2005

Employer Identification Number – 54-1708481
Plan Number – 002

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost **	(e) Current value
	Money Market Fund	Mutual Fund		$ 3,091,912
	PIMCO Total Return	Mutual Fund		1,629,690
	Vanguard Inflation Prot Sec	Mutual Fund		555,281
	Vanguard Short Term Fed	Mutual Fund		160,881
	Longleaf Partners	Mutual Fund		1,366,916
	Vanguard S&P 500 Index	Mutual Fund		1,517,614
	T. Rowe Price Real Estate	Mutual Fund		2,063,623
	Hotchkis & Wiley Mid Cap Val	Mutual Fund		467,557
	Royce Micro-Cap	Mutual Fund		2,279,412
	Neuberger & Berman Genesis	Mutual Fund		2,590,409
	Calamos Growth	Mutual Fund		1,159,418
	Vanguard Mid Cap Index	Mutual Fund		319,426
	Dodge & Cox Stock	Mutual Fund		3,331,557
	MFS Internatl New Discovery	Mutual Fund		364,103
	Morgan Stanley Int'l Equity	Mutual Fund		1,470,930
	American Funds Amcap	Mutual Fund		1,340,431
	Oakmark Equity	Mutual Fund		829,295
	T. Rowe Price Personal Strat.	Mutual Fund		621,441
*	Sandy Spring Bancorp, Inc.	Common Stock		9,058,510
	Participants	Loans, ranging from 4.00%-8.5%, maturities through 2010		208,199
				-
				$ 34,426,605

* Sandy Spring Bancorp, Inc. is the plan sponsor and therefore represents a party-in-interest.
** Cost is not required for participant-directed plan.

McGladrey & Pullen

Certified Public Accountants

Exhibit 23

McGladrey & Pullen, LLP
5291 Corporate Dr., Ste. 100
Frederick, MD 21703-8351
O 301.663.8601 F 301.663.0525
www.mcgladrey.com

Sandy Spring Bancorp, Inc.
Sandy Spring Bancorp Cash and Deferred Profit Sharing Plan

We consent to the incorporation by reference in Registration Statements No. 33-48453 and 33-29316 of the Sandy Spring Bancorp, Inc. on Post Effective Amendment No. 2 to Form S-8 and Form S-8, respectively, of our report, dated June 9, 2006, appearing in this Annual Report on Form 11-K of Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan for the year ended December 31, 2005.

McGladrey & Pullen, LLP

Bethesda, Maryland
June 28, 2006